IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

6300 LAMAR AVENUE

P. O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

July 31, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re.:	Ivy Funds Variable Insurance Portfolios; Post-Effective Amendment No. 59

-- Ivy Funds VIP Pathfinder Moderate – Managed Volatility

-- Ivy Funds VIP Pathfinder Moderately Aggressive – Managed Volatility

-- Ivy Funds VIP Pathfinder Moderately Conservative – Managed Volatility

  -1933 Act File No. 033-11466

  -1940 Act File No. 811-05017

This letter responds to your comments, discussed in telephone conversations on July 3, 2013 and July 5, 2013, regarding your review of Post-Effective Amendment No. 59 to the registration statement on Form N-1A for Ivy Funds Variable Insurance Portfolios (“Registrant”) on behalf of its new series listed above (each a “Portfolio”). Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 59 will become effective on July 31, 2013. We expect to file Post-Effective Amendment No. 61 on July 31, 2013, which will become effective automatically on that date pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Comment 1:	Please confirm whether the strategy used by the investment subadviser for each Portfolio is being used to leverage the impact of returns. If so, please disclose the risks of such leverage.

Response:	The Registrant confirms that the strategy used by the investment subadviser for each Portfolio is being used to manage each Portfolio’s volatility and not for leverage. For this reason, the Registrant has not added language regarding the risks of such leverage.

Comment 2:	Please rename the “risk overlay strategy” to “volatility management strategy.”

Response:	The Registrant has made the requested change.

Comment 3:	In the “Principal Investment Strategies” section for each Portfolio, if there is a target volatility range for a Portfolio, please add that range to the disclosure.

Securities and Exchange Commission

July 31, 2013

Response:	The “Principal Investment Strategies” section has been revised to indicate that the volatility management strategy “is intended to manage the volatility of the Portfolio’s equity returns in an attempt to stabilize the equity returns of the Portfolio.” In addition, as indicated below, the disclosure has been expanded specifically to indicate how the Portfolio is managed with relatively low volatility and relatively high volatility. With the addition of these disclosures, the Registrant believes that the disclosure of a target volatility range for a Portfolio is not necessary since the “Principal Investment Strategies” section sufficiently describes the principal investment strategy for each Portfolio.

Comment 4:	In the second sentence of the third paragraph of the “Principal Investment Strategies” section of each Portfolio, please consider expanding the disclosure to specifically indicate how the Portfolio is managed in various market conditions (i.e., high volatility, low volatility, etc.) and please also consider indicating where the Portfolio would be in the range of assets allocated to the strategy under those various market conditions (i.e., high volatility, low volatility, etc.).

Response:	The Registrant has added the following disclosure after the second sentence of the third paragraph of the “Principal Investment Strategies” section:

For example, when the recent historical volatility of the equity portion of the Portfolio is relatively high, Advantus Capital will seek to reduce the Portfolio’s exposure to equity assets by either selling exchange-traded futures contracts (taking short positions in such contracts) or reducing its long positions in exchange-traded futures contracts. When the recent historical volatility of the equity portion of the Portfolio is relatively low, Advantus Capital will seek to increase the Portfolio’s exposure to equity assets by either purchasing exchange-traded futures contracts (taking long positions in such contracts) or reducing its short positions in exchange-traded futures contracts.

Comment 5:	For each Portfolio, please consider moving the last sentence of the fourth paragraph of the “Principal Investment Strategies” section to the second sentence of the third paragraph.

Response:	The Registrant has made the requested change.

Comment 6:	For each Portfolio, please consider moving the second clause of the third sentence of the fourth paragraph of the “Principal Investment Strategies” section to the “Principal Investment Risks” section.

Securities and Exchange Commission

July 31, 2013

Response:	The Registrant has deleted the second clause of the third sentence of the fourth paragraph of the “Principal Investment Strategies” section since the “Principal Investment Risks” section already includes that disclosure.

Comment 7:	For each Portfolio, please consider revising the fifth paragraph of the “Principal Investment Strategies” section to specifically indicate the circumstances in which the market exposure would be greater than the net asset value.

Response:	The Registrant has revised the second sentence of the fifth paragraph of the “Principal Investment Strategies” section as shown below:

Although the amount of the Portfolio’s assets allocated to the volatility management strategy will typically range between 5-10%, the volatility management strategy may seek to increase or decrease the Portfolio’s exposure to equity assets by a substantial amount when the recent historical volatility in the equity portion of the Portfolio is relatively high or low and create investment exposure greater than the amount of assets used to implement the strategy.

Comment 8:	For each Portfolio, please consider whether the third paragraph of the “Principal Investment Strategies – Investment Process for Investments in Underlying Funds” section should be revised for each Portfolio to clarify the types of securities each Portfolio holds by investing in the Underlying Funds.

Response:	The Registrant has not revised the third paragraph of the “Principal Investment Strategies – Investment Process for Investments in Underlying Funds” since each Portfolio holds shares of only the Underlying Funds, which are currently disclosed. In addition, the principal investment strategies of each Underlying Fund are currently disclosed in the “More About the Managed Volatility Portfolios – Investment Goals, Principal Strategies, Investments and Risks of the Underlying Funds” section on pages 23-37.

Comment 9:	In the “Principal Investment Risks” section, please consider clarifying that “Derivatives Risk” only applies to a Portfolio and not the Underlying Funds.

Response:	The Registrant has revised the first sentence of “Derivatives Risk” as shown below:

The use of derivatives by a Portfolio presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio’s net asset value (NAV) and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset from which the derivative’s value is based.

Securities and Exchange Commission

July 31, 2013

Comment 10:	In the “Principal Investment Risks – Managed Volatility Strategy Risk” section, please elaborate on the risks of the strategy used by the investment subadviser under various market conditions and indicate that the risk of the strategy includes leverage risk.

Response:	The Registrant has revised the fifth sentence of the “Principal Investment Risks – Managed Volatility Strategy Risk” section as shown below:

Additionally, even if successful, the Portfolio’s management of volatility may also generally result in the Portfolio’s NAV increasing to a lesser degree than the markets (for example, in a rising market with relatively high volatility), or decreasing to a greater degree than the market (for example, in a declining market with relatively low volatility).

The Registrant has not added disclosure to the “Principal Investment Risks – Managed Volatility Strategy Risk” section indicating that the risk of the strategy includes leverage risk since disclosure on “Leverage Risk” is included in the “Principal Investment Risks” section.

Comment 11:	For each Portfolio, in the “Performance” section please indicate the types of performance that will be shown in future periods.

Response:	The Registrant has revised the “Performance” section as shown below:

The Portfolio has not been in operation for a full calendar year; and, therefore, it does not have performance information. Once the Portfolio has a full calendar year of performance, the prospectus will include a performance bar chart that shows how performance has varied from year to year for the Portfolio and a performance table that shows the average annual total returns for the Portfolio and also compares the performance with that of a broad-based securities market index. Until that time, please call 888.WADDELL for the Portfolio’s updated performance. The Portfolio’s past performance does not necessarily indicate how it will perform in the future.

Comment 12:	For each Portfolio, in the “Tax Information” section, please delete “most or” in the first sentence or clarify when a Portfolio would not distribute all of its net investment income and net realized capital gains.

Response:	The Registrant has made the requested change.

Securities and Exchange Commission

July 31, 2013

Comment 13:	For each Portfolio, in the “Payments to Broker-Dealers and other Financial Intermediaries” section, please add the words “broker-dealer” to the first and second sentence before “or other financial intermediary.”

Response:	The Registrant has made the requested change.

Comment 14:	In the “More About the Managed Volatility Portfolios – Defining Risks” section, please consider indicating next to each risk, the name of an Underlying Fund to which the risk applies.

Response:	The Registrant respectfully declines to make this change since information about which risk applies to an Underlying Fund is already included at pages 23-37 in the prospectus. This section only defines risks.

Comment 15:	In “The Management of the Managed Volatility Portfolios – Portfolio Management” section, please specifically state that Advantus Capital will not manage more than 10% of a Portfolio.

Response:	The Registrant has revised the first sentence of the second paragraph in “The Management of the Managed Volatility Portfolios – Portfolio Management” section as shown below:

Advantus Capital Management, Inc. (Advantus Capital), an SEC-registered investment adviser located at 400 Robert Street North, St. Paul, Minnesota 55101, serves as investment subadviser to, and as such provides investment advice to, and generally conducts the investment management program as it relates to the portion of a Managed Volatility Portfolio allocated to the volatility management strategy as described in the “Principal Investment Strategies” section for each of Ivy Funds VIP Pathfinder Moderate — Managed Volatility, Ivy Funds VIP Pathfinder Moderately Aggressive — Managed Volatility and Ivy Funds VIP Pathfinder Moderately Conservative — Managed Volatility pursuant to an agreement with WRIMCO.

Comment 16:	In “The Management of the Managed Volatility Portfolios – Portfolio Management” section, please indicate in the fourth paragraph the role played by each portfolio manager of Advantus Capital as required by Item 10(a)(2) of Form N-1A.

Response:	The Registrant has revised the fourth paragraph in “The Management of the Managed Volatility Portfolios – Portfolio Management” section to indicate that both portfolio managers are primarily responsible for the day-to-day management of the strategy.

Securities and Exchange Commission

July 31, 2013

Comment 17:	In the first paragraph of “The Management of the Managed Volatility Portfolios – Management and Other Fees” section, please add additional disclosure indicating that Advantus Capital is paid on the total assets of a Portfolio.

Response:	The Registrant has made the requested change.

Comment 18:	In the footnote to the table showing the net management fees paid to the Underlying Fund in “The Management of the Managed Volatility Portfolios – Management and Other Fees” section, please replace the phrase “in light of current market conditions” with “based on the current low interest rate environment” and the phrase “not less than zero” with “zero or above.”

Response:	The Registrant has made the requested change.

Comment 19:	Please confirm the last sentence of the third paragraph in “The Management of the Managed Volatility Portfolios – Regulatory Matters” section remains accurate.

Response:	The Registrant confirms that the last sentence of the third paragraph in “The Management of the Managed Volatility Portfolios – Regulatory Matters” section remains accurate.

Comment 20:	In the “Buying and Selling Managed Volatility Portfolio Shares – Purchase Price” section, please delete the phrase “in general” in the fourth sentence.

Response:	The Registrant has made the requested change.

Comment 21:	In the “Buying and Selling Managed Volatility Portfolio Shares – Net Asset Value” section, please clarify how holdings in the strategy used by the investment subadviser are calculated for purposes of a Portfolio’s net asset value.

Response:	The Registrant has revised the first sentence of the second paragraph in the “Buying and Selling Managed Volatility Portfolio Shares – Net Asset Value” section as shown below:

The NAV per share of each Underlying Fund is normally computed daily as of the close of business of the NYSE, normally 4 p.m. Eastern time, except that an option or futures contract held by an Underlying Fund or Portfolio may be priced at the close of the regular session of any other securities or commodities exchange on which that instrument is traded.

Securities and Exchange Commission

July 31, 2013

Comment 22:	In the “Buying and Selling Managed Volatility Portfolio Shares – Net Asset Value” section, please confirm that the references to Ivy Funds VIP International Growth and Ivy Funds VIP International Core Equity in the fifth paragraph is accurate.

Response:	The Registrant confirms that the references to Ivy Funds VIP International Growth and Ivy Funds VIP International Core Equity in the fifth paragraph in the “Buying and Selling Managed Volatility Portfolio Shares – Net Asset Value” section is accurate.

Comment 23:	Please confirm that all references to websites in the document are active.

Response:	The Registrant confirms that all references to websites in the document are active.

Statement of Additional Information

Comment 24:	Please confirm that each Portfolio will be monitoring for compliance with its investment restrictions not only in connection with the investments in the Underlying Funds but also in connection with the strategy used by the investment subadviser.

Response:	The Registrant confirms that each Portfolio will be monitoring for compliance with its investment restrictions not only in connection with the investments in the Underlying Funds but also in connection with the strategy used by the investment subadviser.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2227.

Very Truly Yours,

/s/ Philip A. Shipp
Philip A. Shipp
Assistant Secretary